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                                                        ------------------------
                                                             OMB APPROVAL
                                                        ------------------------
                          UNITED STATES                 OMB Number: 3235-0058
               SECURITIES AND EXCHANGE COMMISSION       Expires: June 30, 1991
                     Washington, D.C. 20549             Average estimated burden
                                                        hours per response..2.50
                          FORM 12b-25                   ========================
                                                             SEC FILE NUMBER
                  NOTIFICATION OF LATE FILING                   000-14871
                                                        ========================
                                                              CUSIP NUMBER
                                                        ------------------------


(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-QSB
             |_| Form N-SAR

    For Period Ended: December 31, 1999
    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended:
                                    ---------------------------------

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT  INFORMATION
ML Media Partners, L.P.
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Full Name of Registrant


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Former Name if Applicable
World Financial Center, South Tower - 14th Floor


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Address of Principal Executive Office (Street and Number)

New York, New York 10080-6114
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City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |X|      (a)   The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;

    |X|      (b)   The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    |_|      (c)   The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The registrant was unable to complete all financial information.

PART  IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Elizabeth McNey Yates.              (212)             980-7110
--------------------------------------------------------------------------------
         (Name)                           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


                                                              |X| Yes  |_| No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                              |X| Yes  |_| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached explanation on Exhibit "A".
================================================================================


                             ML Media Partners, L.P.
              -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                       By:  Media Management Partners
                                       By:  RP Media Management
                                       By:  IMP Media Management, Inc.

Date:   March 31, 2000                 By: s/Elizabeth McNey Yates
      --------------------                -------------------------------
                                             Executive Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

        Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (see 18 U.S.C. 1001).
--------------------------------------------------------------------------------

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

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

deneen

                                    EXHIBIT A

         Income. Total income generated during the year ended December 31, 1999 aggregated $148,807,455, compared to $59,921,518 for the year ended 12/25/1998. The increase in revenue for the year ended 12/31/99, from the prior year period is primarily due to a gain of approximately $101.0 million on the sales of the Anaheim Stations, the Cleveland Station and the Connecticut Stations, offset by a decrease in operating revenues of approximately $11.1 million as a result of the sales.

         Expenses. Total expenses incurred during the year ended December 31, 1999 aggregated $32,741,475 compared to $45,752,074 for the year ended 12/25/1998. The decrease in total expenses for the year ended 12/31/99, from the prior year period is primarily due to the sales of the Anaheim Stations, the Cleveland Station and the Connecticut Stations.

Net income and earnings per share. Net income and earnings per share during the year ended December 31, 1999 aggregated $116,065,980 and $611.22, respectively, compared to $14,169,444 and $74.62, respectively, for the year ended 12/25/1998. The increase in net income for the year ended 12/31/99, from the prior year period is primarily due to a gain of approximately $101.0 million on the sales of the Anaheim Stations, the Cleveland Station and the Connecticut Stations.

                             ML MEDIA PARTNERS, L.P.
                         CONSOLIDATED INCOME STATEMENTS
                   FOR THE THREE YEARS ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                           1999           1998           1997
                                           ----           ----           ----

Partnership Operating
  Revenues and Expenses:

REVENUES:
Operating revenues                    $ 35,162,727   $ 32,575,174   $ 29,404,870
Interest                                 4,557,395      2,737,050      3,352,983
                                      ------------   ------------   ------------
Total revenues                          39,720,122     35,312,224     32,757,853
                                      ------------   ------------   ------------

COSTS AND EXPENSES:
Property operating                       8,156,049      9,369,196      8,158,973
General and administrative              10,469,605      9,012,746      3,313,599
Depreciation and amortization            4,330,765      6,497,946      6,143,721
Interest expense                         3,750,709      4,561,180      4,412,510
Management fees                          1,092,517      1,207,688      1,211,671
Write-off of fixed assets                        -        859,078              -
                                      ------------   ------------   ------------

Total costs and expenses                27,799,645     31,507,834     23,240,474
                                      ------------   ------------   ------------

Income from
  continuing
  operations                            11,920,477      3,804,390      9,517,379
                                      ------------   ------------   ------------
--------------------------------------------------------------------------------

DISCONTINUED
  OPERATIONS:

Income from discontinued
  operations - Radio Station
  Segment                                3,184,469      7,612,079      6,247,584


                                        2
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(Continued on the following page.)


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                             ML MEDIA PARTNERS, L.P.
                         CONSOLIDATED INCOME STATEMENTS
                   FOR THE THREE YEARS ENDED DECEMBER 31, 1999
                                   (continued)


--------------------------------------------------------------------------------

                                       1999            1998             1997
                                       ----            ----             ----

Gain on sale - Radio Station
   Segment                         100,961,034       2,752,975                -
                                --------------   -------------    -------------

Gain on sale of television
   stations                                  -               -        3,702,725
                                --------------   -------------    -------------

Total discontinued operations      104,145,503      10,365,054        9,950,309
                                --------------   -------------    -------------

NET INCOME                      $  116,065,980   $  14,169,444    $  19,467,688
                                ==============   =============    =============

PER UNIT OF LIMITED
 PARTNERSHIP
 INTEREST:

Income from continuing
   operations                   $        62.78   $       20.03    $       50.12
                                --------------   -------------    -------------

Income from discontinued
   operations - Radio Station
   Segment                               16.77           40.09            32.90

Gain on sale - Radio Station
   Segment                              531.67           14.50                -

Gain on sale of television
   stations                                  -               -            19.50
                                --------------   -------------    -------------
                                        548.44           54.59            52.40
                                --------------   -------------    -------------

NET INCOME                      $       611.22   $       74.62    $      102.52
                                --------------   -------------    -------------

Number of Units                        187,994         187,994          187,994
                                ==============   =============    =============


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